UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Qumu Corporation
(Exact name of registrant as specified in its charter)

Minnesota	000-20728	41-1577970
State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

7725 Washington Avenue South Minneapolis, Minnesota	55439
(Address of principal executive offices)	(Zip Code)

James R. Stewart (952) 683-7900
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 – Conflict Minerals Disclosure

Item 1.01      Conflict Minerals Disclosure and Report

Item 1.02      Exhibit

A copy of the Conflict Minerals Report of Qumu Corporation is attached as Exhibit 1.01 to this Form SD and is publicly available at www.qumu.com under “Investors,” then click on “Social Responsibility” and “Conflict Minerals Report.”

Any reference in this Form SD or the attached Conflict Minerals Report to our corporate website, and the contents thereof, is provided for convenience only; such website and the contents thereof are not incorporated by reference into this Form SD nor deemed filed with the Securities and Exchange Commission.

Section 2 – Exhibits

Item 2.01      Exhibit

Exhibit 1.01      Qumu Corporation Conflict Minerals Report for 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

QUMU CORPORATION

/s/ James R. Stewart	May 30, 2014
By James R. Stewart, Chief Financial Officer	Date